Filed by Capitol Acquisition Holding Company Ltd. pursuant to

Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934

Subject Company: Capitol Acquisition Corp. III (File No. 001-37588)

Commission File No. for the Related Registration Statement: 333-217256

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

______________

FORM 8-K

CURRENT REPORT

PURSUANT TO SECTION 13 OR 15(d) OF THE

SECURITIES EXCHANGE ACT OF 1934

Date of Report (Date of earliest event reported): April 11, 2017

CAPITOL ACQUISITION CORP. III

(Exact Name of Registrant as Specified in Charter)

Delaware	001-37588	47-4510443
(State or Other Jurisdiction of Incorporation)	(Commission File Number)	(IRS Employer Identification No.)

509 7th Street, N.W. Washington, D.C.	20004
(Address of Principal Executive Offices)	(Zip Code)

Registrant’s telephone number, including area code: 202-654-7060

Not Applicable

(Former Name or Former Address, if Changed Since Last Report)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions (see General Instruction A.2. below):

☒	Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐	Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐	Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐	Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e 4(c))

Item 7.01 Regulation FD Disclosure.

On April 11, 2017, Capitol Acquisition Holding Company, Ltd. (“Holdings”), an exempted company incorporated in the Cayman Islands and a wholly-owned subsidiary of Capitol Acquisition Corp. III (“Capitol”), filed a registration statement on Form S-4 (File No. 333-217256) (the “Registration Statement”) with the U.S. Securities and Exchange Commission (“SEC”) which includes a preliminary proxy statement of Capitol, and constitutes a preliminary prospectus of Holdings.

The Registration Statement was filed in connection with the Agreement and Plan of Merger, dated as of March 19, 2017 and amended as of April 7, 2017, by and among Capitol, Holdings, Capitol Acquisition Merger Sub, Inc., a wholly-owned subsidiary of Holdings (“Merger Sub”), Canyon Holdings (Cayman) L.P., a Cayman Islands exempted limited partnership (“Cision Owner”), and Canyon Holdings S.a r.l., a Luxembourg private limited liability company (“Cision”) which, among other things, provides for (i) Cision Owner to contribute to Holdings all of the share capital and convertible preferred equity certificates in Cision in exchange for the issuance of 82,100,000 ordinary shares of Holdings and warrants to purchase 2,000,000 ordinary shares of Holdings (in each case, subject to certain adjustments), plus the right to receive up to 6,000,000 ordinary shares in the future if certain price targets are met and (ii) Merger Sub to be merged with and into Capitol with Capitol being the surviving corporation in the merger.

The Registration Statement has not yet been declared effective by the SEC. The Registration Statement is available on the SEC’s EDGAR system, and may be accessed at www.sec.gov.

Additional Information and Where to Find It

Holdings has filed with the SEC the Registration Statement, which includes a preliminary prospectus with respect to Holdings’ securities to be issued in connection with the proposed business combination between Capitol and Cision (the “Business Combination”) and a preliminary proxy statement of Capitol in connection with the Business Combination.  Capitol plans to mail to its stockholders a definitive proxy statement/prospectus with respect to Holdings’ securities to be issued in connection with the Business Combination. SECURITY HOLDERS ARE URGED AND ADVISED TO READ THE DEFINITIVE PROXY STATEMENT/PROSPECTUS CAREFULLY WHEN IT BECOMES AVAILABLE BECAUSE IT WILL CONTAIN IMPORTANT INFORMATION ABOUT CAPITOL, HOLDINGS, CISION, THE BUSINESS COMBINATION AND RELATED MATTERS. Investors and security holders may obtain free copies of the Registration Statement, and the definitive proxy statement/prospectus (when they become available) and other relevant materials and any other documents filed by Capitol or Holdings with the SEC free of charge at the SEC’s web site at www.sec.gov. In addition, shareholders will be able to obtain free copies of the Registration Statement by directing a request to: Capitol Acquisition Corp. III, 509 7th Street NW, Washington, DC 20004 or by emailing info@capitolacquisition.com; and/or on Cision’s website at www.cision.com or by directing a written request to Cision, 130 East Randolph St., 7th Floor, Chicago, IL 60601 or by emailing askcision@cision.com.

Participants in the Solicitation

Capitol, Cision and Holdings and their respective directors and executive officers may be deemed to be participants in the solicitation of proxies from Capitol’s stockholders in connection with the proposed Business Combination. Information about Capitol’s directors and executive officers is set forth in Capitol’s Annual Report on Form 10-K for the fiscal year ended December 31, 2016, which was filed with the SEC on March 10, 2017. These documents are available free of charge as indicated above. Additional information regarding the interests of participants in the solicitation of proxies in connection with the proposed Business Combination is included in the Registration Statement and will be contained in the definitive proxy statement/prospectus and other relevant materials to be filed with the SEC when they become available.

Disclaimer

This communication is for informational purposes only and is neither an offer to purchase, nor a solicitation of an offer to sell, subscribe for or buy any securities or the solicitation of any vote in any jurisdiction pursuant to the proposed transactions or otherwise, nor shall there be any sale, issuance or transfer or securities in any jurisdiction in contravention of applicable law. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended, and applicable regulations in the Cayman Islands.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

Dated: April 12, 2017

CAPITOL ACQUISITION CORP. III

By:	/s/ Mark D. Ein
	Name:	Mark D. Ein
	Title:	Chief Executive Officer

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